Northrop Grumman
2980 Fairview Park Drive
Falls Church, Virginia 22042-4511
northropgrumman.com

October 5, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
Attn:    Barbara Jacobs
Christopher Dunham
100 F Street NE
Washington, D.C. 20549

RE:     Northrop Grumman Corporation
    Definitive Proxy Statement on Schedule 14A
    Filed April 1, 2022
    File No. 001-16411

Dear Ms. Jacobs and Mr. Dunham:

We have received the letter dated September 21, 2022 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Northrop Grumman Corporation (the “Company”, “we”, “us”, or “our”).

We appreciate the Staff’s comments and are committed to updating our future proxy statement disclosures to address the topics discussed in the comment letter.

If you would like to speak with us about any of these matters, please do not hesitate to call Jennifer McGarey, Corporate Vice President and Secretary at (703) 280-4011.

Very truly yours,

/s/ David F. Keffer

David F. Keffer
Corporate Vice President and
Chief Financial Officer

Cc:
Kathy J. Warden
Sheila C. Cheston